AB 5/7/03


03053190

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SEC FILE NUMBER
8-42529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAYBROOK CAPITAL CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MAR 20 2003

401 WILSHIRE BLVD, SUITE 850
(No. and Street)

SANTA MONICA (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK ENFIELD 310-899-9200 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTHOUSE CARLIN + VAN TRIGT LLP
(Name — if individual, state last, first, middle name)

1601 CLOVERFIELD BLVD, SUITE 300 SOUTH (Address) SANTA MONICA (City) CA (State) 90404 (Zip Code)

PROCESSED
MAY 12 2003
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MARK D. ENFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAYBROOK CAPITAL CORP, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solcy as that of a customer, except as follows:

N/A

Signature

CONTROLLER

Title

Notary Public


DIANA HAGEROTT
Commission # 1244238
Notary Public - California
Los Angeles County
My Comm. Expires Dec 14, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

~~8-62380~~

8-42529

SAYBROOK CAPITAL CORP.

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITORS' REPORT
TO THE SECURITIES
AND EXCHANGE COMMISSION

DECEMBER 31, 2002

SAYBROOK CAPITAL CORP.

DECEMBER 31, 2002

TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.



Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp., a Delaware corporation, as of December 31, 2002, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 22, 2003

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

SAYBROOK CAPITAL CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current assets		
Cash	$ 152,975	$ 215,055
Restricted cash held on behalf of affiliate	3,355	5,151
Total cash	156,330	220,206
Prepaid and client reimburseable expenses	9,285	4,398
Total current assets	165,615	224,604
Property and equipment		
Furniture and equipment	64,106	64,106
Leasehold improvements	7,451	7,451
Total property and equipment	71,557	71,557
Less: accumulated depreciation and amortization	(68,409)	(62,968)
Net property and equipment	3,148	8,589
Other assets		
Due from affilate	13,634	-
Deposits	11,023	11,023
Notes receivable	55,295	56,134
Total other assets	79,952	67,157
Total assets	$ 248,715	$ 300,350

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current liabilities		
Accounts payable and accrued expenses	$ 7,400	$ 6,902
Cash held on behalf of affiliate	3,355	5,151
Total current liabilities	10,755	12,053
Commitments and contingencies (Note 4)		
Shareholders' equity	237,960	288,297
Total liabilities and shareholders' equity	$ 248,715	$ 300,350

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue		
Underwriting income	$ 176,153	$ 1,330,944
Interest income	11,613	4,861
Investment income	-	7,435
Other income	-	19,652
Total revenue	187,766	1,362,892
Operating expenses		
Bank charges	3,933	6,247
Business taxes	14,010	9,802
Commissions	-	260,000
Depreciation and amortization	5,441	9,078
Dues and subscriptions	1,876	1,945
Insurance	970	966
Legal fees	-	345
Miscellaneous	-	253
Office expenses	507	-
NASD filing fees	2,625	3,087
Professional fees - accounting	13,993	11,188
Telephone	212	-
Travel	1,036	-
Total operating expenses	44,603	302,911
Income before California Franchise tax	143,163	1,059,981
California Franchise tax	13,500	3,800
Net income	$ 129,663	$ 1,056,181

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-In	Retained	Total Shareholders'
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2000	9,999	$ 10	$ 150,990	$ 506,740	$ 657,740
Contributions	-	-	3,000	-	3,000
Distributions	-	-	-	(1,428,624)	(1,428,624)
Net income	-	-	-	1,056,181	1,056,181
Balance, December 31, 2001	9,999	$ 10	$ 153,990	$ 134,297	$ 288,297
Distributions	-	-	-	(180,000)	(180,000)
Net income	-	-	-	129,663	129,663
Balance, December 31, 2002	9,999	$ 10	$ 153,990	$ 83,960	$ 237,960

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 129,663	$ 1,056,181
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,441	9,078
Changes in assets and liabilities:		
Prepaid expenses and deposits	(4,887)	1,199
Due from affiliate	(13,634)	-
Loan receivable	-	(214,322)
Note receivable from Santa Monica Amusements, LLC	839	(4,153)
Accounts payable and accrued expenses	498	(69,230)
Increase (decrease) in restricted cash	(1,796)	5,151
Net cash provided by operating activities	116,124	783,904
Cash flows from investing activities:		
Distribution from limited partnership	-	349
Cash provided by investing activities	-	349
Cash flows from financing activities:		
Distributions to shareholders	(180,000)	(780,000)
Cash used in financing activities	(180,000)	(780,000)
Increase (decrease) in cash and cash equivalents	(63,876)	4,253
Cash and cash equivalents		
Beginning of year	220,206	215,953
End of year	$ 156,330	$ 220,206
Supplemental disclosures of cash flow information:		
Cash paid during the year for state income taxes	$ 13,500	$ 3,800
Cash paid during the year for interest expense	$ -	$ -

See notes to financial statements.

SAYBROOK CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a specialty investment advisor, with an emphasis in structured finance and public finance, including underwritings, restructurings and workouts, and financial advisory services for both taxable and tax-exempt securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD).

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned as determined by client agreements. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the years ended December 31, 2002 and 2001 were $5,441 and $9,078, respectively.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for nominal state income taxes. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Non-cash transaction: The Company reclassified its unsecured, non-interest bearing advances from an affiliate of $180,000 and $636,759, as a distribution of capital to the shareholders in 2002 and 2001, respectively.

SAYBROOK CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, is not known (See Note 7).

For both years ended December 31, 2002 and 2001, the Company had one client which accounted for more than 10 percent of its revenue.

NOTE 3. NOTES RECEIVABLE

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15% payable semi-annually on March 1 and September 1. The principal balance is due June 30, 2003. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable. As of December 31, 2002, the accrued interest receivable from the notes equals approximately $60,000. However, the Company will not recognize interest income until these amounts are collected.

SAYBROOK CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 4. OFFICE LEASE

The Company leases office space under an operating lease which matures on November 30, 2007. The lease requires monthly rental payments of $20,576, which increase annually on December 1 by 3% per annum. The Company is a signatory to this lease, however, an affiliate of the Company makes the lease payments. As of December 31, 2002, all required lease payments have been made by the affiliate.

Future annual noncancelable rental commitments are as follows:

2003	$ 247,526
2004	254,952
2005	262,601
2006	270,479
2007	254,740
Total	$ 1,290,298

NOTE 5. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2002, the Company had net capital of $145,575, which exceeded the minimum requirement ($100,000) by $45,575, and had a net capital ratio of .07 to 1. The Company anticipates making certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements.

NOTE 6. INVESTMENT IN LIMITED PARTNERSHIP

The Company had a 1% general partner interest in BEMHO-2 Limited Partnership. This is a partnership that was formed to acquire bonds secured by property in Blythe, California. The shareholders of the Company also own limited partner interests in the partnership. The Company's initial investment was $3,000. The limited partnership was dissolved in 2001 and cash of $5,151 was transferred to the Company, to hold on behalf of the limited partnership to pay for future expenses relating to the dissolution. The remaining cash at December 31, 2002 of $3,355 is shown on the statements of financial condition as restricted cash held on behalf of affiliate.

NOTE 7. RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services in 2002 or 2001.

SAYBROOK CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference* Increase (Decrease)
Total Shareholders' Equity	$ 237,960	$ 225,521	$ 12,439 (1)
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Note receivable	55,295	55,295	-
Due from affiliate	13,634	13,628	6 (2)
Prepaid expenses	9,285	11,023	(1,738) (3)
Furniture and equipment, net	3,148	-	3,148 (4)
Deposits	11,023	-	11,023 (5)
Total Non-allowable Assets	92,385	79,946	12,439
Net capital before haircuts	145,575	145,575	-
Haircuts on securities	-	-	-
Net capital	$ 145,575	$ 145,575	$ -
Total Aggregated Indebtedness	$ 10,755	$ 10,755	$ -
Minimum Net Capital - 6 2/3% of A.I.	$ 717	$ 717	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 45,575	$ 45,575	
Excess Net Capital at 1000%	$ 144,500	$ 144,500	
Ratio of Aggregated Indebtedness to Net Capital	0.07 to 1	0.07 to 1	

*See Page 12 for notes and explanation of differences.

See notes to financial statements.

SAYBROOK CAPITAL CORP.

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II
FOR THE YEAR ENDED DECEMBER 31, 2002

Differences resulted primarily from the following audit adjustments for the year ended December 31, 2002.

1. Adjustments to correct shareholders' equity		
a. To reclass expenses to an affiliate	$ 6	
b. To record prepaid expenses	9,285	
c. To record depreciation expense	3,148	
		$ 12,439
2. To reclass expenses to an affiliate		$ 6
3. Adjustments to prepaid expenses		
a. To record prepaid expenses	$ 9,285	
b. To reclass deposits from prepaid expenses	(11,023)	
		$ (1,738)
4. To record depreciation and amortization expense		$ 3,148
5. To record deposits		$ 11,023

See notes to financial statements.



Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To Board of Directors
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Santa Monica, California
January 22, 2003